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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50672

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/11   AND ENDING   12/31/11
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CLAYTON, LOWELL & CONGER, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

2123 MAIN STREET

(No. and Street)

NEW WOODSTOCK	NY	13122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LEIGH GARBER   (315) 662-7450

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC

(Name – *if individual, state last, first, middle name*)

PMB 335, 123 NASHUA RD, UNIT 17	LONDONDERRY	NH	03053
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __LEIGH GARBER_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__CLAYTON, LOWELL & CONGER, INC._____ , as

of __DECEMBER 31_____ , 20__11____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

KRISTY LYNNE SPRINGER
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SP6190946
Qualified in Albany County
My Commission Expires August 04, 2012

_____
Signature

_____
PRESIDENT
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLAYTON, LOWELL & CONGER, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2011

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17   LONDONDERRY, NH 03053   TEL. (603) 889-4243
                                                                         FAX (603) 882-7371

Independent Auditor's Report

To the Board of Directors of
Clayton, Lowell & Conger, Inc.
New Woodstock, NY

We have audited the accompanying statement of financial condition of Clayton, Lowell & Conger, Inc. (the Company) as of December 31, 2011 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clayton, Lowell & Conger, Inc. as of December 31, 2011, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 23, 2012

CLAYTON, LOWELL CONGER, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$ 1,161
Deposits with clearing organizations	50,094
Receivable from clearing organization	111,363
Receivable from noncustomers	91,429
Furniture,equipment and leasehold improvements, at cost less, accumulated depreciation of $305,638	191,251
Land	5,000
Deferred tax asset	16,724
Investment in affiliate	964,025
Total Assets	$ 1,431,047

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable, accrued expenses, and other liabilities	$ 65,558
Payable to bank	22,290
Deferred state tax liability	1,275
Income taxes payable	50,604
Total Liabilities	139,727

Stockholders' Equity

Common stock, no par value, shares authorized 200; 181 issued and outstanding shares	107,887
Additional paid-in-capital	115,650
Retained earnings	1,067,783
Total Stockholders' Equity	1,291,320
Total Stockholders' Equity and Liabilities	$ 1,431,047

The accompanying notes are an integral part of these financial statements.

CLAYTON, LOWELL CONGER, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues:

Trading profits	$ 2,310,828
Interest and dividends	42,477
Other income	5,191
	2,358,496

Expenses:

Employee compensation and benefits	1,356,329
Communications and clearing costs	118,804
Occupancy	227,032
Taxes, other than income taxes	89,144
Other expenses	362,425
	2,153,734

Income Before Income Taxes	204,762
Provision for Income Taxes	72,814
Net Income	$ 131,948

The accompanying notes are an integral part of these financial statements.

CLAYTON, LOWELL CONGER, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2011

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at beginning of year	$ 107,887	$ 115,650	$ 941,835	$ 1,165,372
Dividend distribution		-	(6,000)	(6,000)
Net Income			131,948	131,948
Balance at year end	$ 107,887	$ 115,650	$ 1,067,783	$ 1,291,320

The accompanying notes are an integral part of these financial statements.

CLAYTON, LOWELL CONGER, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities:		
Net income		$ 131,948
Adjustments to reconcile net income		
to net cash provided by operating activities		
Depreciation	$ 38,581	
Deferred taxes	21,905	
(Increase) decrease in operating assets:		
Increase in receivable from clearing organization	(88,120)	
Increase in receivable from noncustomers	(499)	
Increase (decrease) in operating liabilites:		
Increase in accounts payable, accrued expenses	15,001	
Increase in income taxes payable	45,244	
Total adjustments		32,112
Net cash provided (used) by operating activities		164,060
Cash flows from investing activities		
Purchase of furniture,equipment and leasehold improvements	$ (25,338)	
Capital contributions to affiliated company	(184,100)	
Net cash used by investing activities		(209,438)
Cash flows from financing activities		
Payments on bank loans	$ (9,850)	
Dividend distributions to shareholder	(6,000)	
Deposits from bank loans	20,169	
Net cash provided (used) by financing activities		4,319
Net decrease in cash		(41,059)
Cash at beginning of the year		42,220
Cash at end of the year		$ 1,161

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:		
Interest payments		$ 4,460
Income tax payments		$ 5,643

The accompanying notes are an integral part of these financial statements.

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
The Company was incorporated in New York on September 22, 1997. It serves as a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Fixed Assets
Furniture, equipment and leasehold improvements are recorded at cost. Repairs and maintenance charges are expensed as incurred. Depreciation is computed using accelerated methods for financial reporting and income tax purposes over their estimated useful lives ranging from 5 to 15 years. For the period ended December 31, 2011 depreciation expense was $38,581.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions
Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. These securities include investment securities (a) for which there is not a market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. Marketable securities at December 31, 2011 were $0.

Allowance for Bad Debts
The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Compensated Absences
Employees of the Company are entitled to paid vacation, sick and personal days depending on job classification, length of service, and other factors. Future compensation is prorated based upon employment for the upcoming year. It is impractical to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

CLAYTON, LOWELL & CONGER, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011

Clearing Agreements

All company customer transactions are cleared on a fully disclosed basis through independent broker/dealers. The clients pay these broker/dealers various charges and fees for the clearing services provided. All customer related balances are carried on the books of the clearing agents.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all money markets and highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Management's Review for Subsequent Events

Management had evaluated subsequent events through February 23, 2012, the date which the financial statements were available to be issued.

NOTE 2-   NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $22,254 at December 31, 2011, which exceeded required net capital of $9,315 by $12,939. The ratio of aggregate indebtedness to net capital at December 31, 2011 was 627.9%.

NOTE 3-   TAXES ON INCOME

Taxes on income consist of the following:

	Federal	State	Total
Current	$50,887	$22	$50,909
Deferred	22,466	(561)	21,905
	$73,353	$ (539)	$72,814

Current State taxes above were paid during the year; no amount is due for State taxes as of December 31, 2011. Federal taxes due as of December 31, 2011 were $50,887 and included in the current Federal taxes above.

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred tax assets are recorded to reflect deductible temporary differences and operating loss carryforwards while deferred tax liabilities are recorded to reflect taxable temporary differences.

NOTE 3-   TAXES ON INCOME (Continued)

The Company adopted the accounting pronouncement dealing with uncertain tax positions, as of January 1, 2010.   Upon adoption of this accounting pronouncement, the Company had no unrecognized tax benefits.   Furthermore, the Company had no unrecognized tax benefits as of December 31, 2011.

NOTE 4-   CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with counterparties.   In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.   The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument.   It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company's customer securities activities are transacted on either a cash or margin basis.   In margin transactions, Legent Clearing, the clearing broker/dealer, extends credit to the customer subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account.   The Company is responsible for the failure of a customer to comply with the terms of its margin agreement with Legent.   The Company is also responsible for monitoring required margin levels and collecting additional margin deposits when necessary to comply with regulatory and Legent's internal margin requirements.

NOTE 5-   RELATED PARTY TRANSACTIONS

The Company leases office and storage facilities from its owner on a month-to-month basis at $2,400 and $10,400 per month, respectively.   Rent expense was $161,800 for the year ended December 31, 2011.   No amount was due to this related party at December 31, 2011.

NOTE 6-   CASH DEPOSITED WITH CLEARING ORGANIZATION

The Company is required by Legent to maintain an escrow account in the amount of $50,094.   If the agreement between the Company and Legent is terminated for any reason, Legent may deduct from the escrow account any amounts the Company owes Legent due to failure to meet any of its obligations under the agreement.

NOTE 7-   PAYABLE TO BANK

The Company has a line of credit with the bank at an annual interest rate of 6.75% and a balance outstanding as of December 31, 2011 of $16,071.

CLAYTON, LOWELL & CONGER, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2011

NOTE 7-   PAYABLE TO BANK (Continued)

The Company had an overdraft of $6,219 in one of its checking accounts as of December 31, 2011.

CLAYTON, LOWELL & CONGER, INC.

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2011

CLAYTON, LOWELL CONGER, INC.

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1

DECEMBER 31, 2011

Total ownership equity from statement of financial condition	$ 1,291,320
Total nonallowable assets from statement of financial condition	(1,268,429)
Net capital before haircuts on securities positions	22,891
Haircuts on securities	$ (637)
Net capital	$ 22,254
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ 139,727
Total aggregate indebtedness	$ 139,727
Percentage of aggregate indebtedness to net capital	627.9%
Computation of basic net capital requirement:	
Minimum net capital required (6-2/3% of A.I.)	$ 9,315
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 9,315
Excess net capital	$ 12,939

CLAYTON, LOWELL CONGER, INC.

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
(X-17A-5)
AT DECEMBER 31, 2011

SCHEDULE I (CONTINUED)

	FOCUS REPORT - PART IIA QUARTER ENDED December 31, 2011	ADJUSTMENTS	ANNUAL FINANCIAL STATEMENTS AT December 31, 2011
COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition	$ 1,286,749	$ 4,571	$ 1,291,320
Deductions and/or charges:			
Total nonallowable assets from statement of financial condition	1,270,532	(2,103)	1,268,429
Haircuts on securities	637	-	637
Total deductions	1,271,169	(2,103)	1,269,066
Net capital	$ 15,580	$ 6,674	$ 22,254

SCHEDULE II

CLAYTON, LOWELL & CONGER, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2011

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SCHEDULE III

CLAYTON, LOWELL & CONGER, INC.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS
IN SEGREGATION FOR CUSTOMERS' REGULATED
COMMODITY FUTURES AND OPTION ACCOUNTS

DECEMBER 31, 2011

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV

CLAYTON, LOWELL & CONGER, INC.

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2011

Clayton, Lowell & Conger, Inc., is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17   LONDONDERRY, NH 03053   TEL. (603) 889-4243

FAX (603) 882-7371

Independent Auditor's Report on Internal
Control Structure Required by SEC Rule 17a-5

Board of Directors
Clayton, Lowell & Conger, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Clayton, Lowell & Conger, Inc., (the Company), for the year ended December 31, 2011, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 23, 2012

BRACE & ASSOCIATES, PLLC
Certified Public Accountant

CLAYTON, LOWELL & CONGER, INC.

SUPPLEMENTAL SIPC REPORT

DECEMBER 31, 2011

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17   LONDONDERRY, NH 03053   TEL. (603) 889-4243

FAX (603) 882-7371

Board of Directors
Clayton, Lowell & Conger, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2011, which were agreed to by Clayton, Lowell & Conger, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Clayton, Lowell & Conger, Inc.'s compliance with the applicable instructions of the Assessment Reconciliation (Form SIPC-7). Clayton, Lowell & Conger, Inc.'s management is responsible for the Clayton, Lowell & Conger, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1) Compared listed assessment payments with respective cash disbursement records entries, noting no differences;
2) Compared amounts included with the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2011, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

February 23, 2012

CLAYTON, LOWELL & CONGER, INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED DECEMBER 31, 2011

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment   **$ 5,885**

Less Payments Made:

Date Paid	Amount
07-29-11	$2,681
Pr Overpay	150

(2,831)

Interest on late payment(s) _____

Total Assessment Balance and Interest Due   **$ 3,054**

Payment made with Form SIPC 7   **$ 3,054**

See Accountant's Report

CLAYTON, LOWELL & CONGER, INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED DECEMBER 31, 2011

Total revenue	**$ 2,358,496**
Additions:	
Various (list)	
Total additions	$ 0
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products	0
Revenues from commodity transactions	0
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	0
Net gain from securities in investment accounts	0
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	0
Other	4,460
Total deductions	$ 4,460
SIPC NET OPERATING REVENUES	**$ 2,354,036**
GENERAL ASSESSMENT @ .0025	**$ 5,885**

See Accountant's Report